Exhibit 12
MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income from continuing operations before income taxes	$830	$689	$507	$386	$155
Deduct equity in undistributed (earnings) loss of fifty-percent-or-less-owned companies	(2)	(2)	2	(16)	—
Add interest on indebtedness, net	185	222	221	230	249
Add amortization of debt expense	5	5	5	6	7
Add estimated interest factor for rentals	21	19	33	31	31
Earnings before income taxes, noncontrolling interest, fixed charges and preferred stock dividends	$1,039	$933	$768	$637	$442

Fixed Charges:
Interest on indebtedness	$190	$223	$221	$229	$248
Amortization of debt expense	5	5	5	6	7
Estimated interest factor for rentals	21	19	33	31	31
Total fixed charges	$216	$247	$259	$266	$286

Preferred stock dividends (A)	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$216	$247	$259	$266	$286
Ratio of earnings to fixed charges	4.8	3.8	3.0	2.4	1.5
Ratio of earnings to combined fixed charges and preferred stock dividends	4.8	3.8	3.0	2.4	1.5
Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (B)	4.8	3.8	2.9	2.4	1.7

(A)                  Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.
(B)                  Excludes the 2014 litigation settlement income of $9 million; the 2012 non-cash, pre-tax impairment charge for other intangible assets of $42 million and litigation expense of $1 million